UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549


FORM 10 - SB


GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of
1934


Pacific Industrial Corporation
(Name of Small Business Issuer in its charter)


Nevada                            88-0412331
-------------------------------   ----------------------
(State or other jurisdiction of   (I.R.S. Employer
incorporation or organization)    Identification Number)

1800 East Sahara Suite 107, Las Vegas, Nevada
(Address of principal executive offices)

89104
(zip code)

Issuer's telephone number:(702) 940-0425

Securities to be registered under section 12(b) of the Act:

Title of Each Class             Name on each exchange on which
to be so registered             each class is to be registered

______________________________________________________________
______________________________________________________________

Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 20,000,000 shares authorized, 5,748,167 issued and outstanding as of June 30, 1999.

          TABLE OF CONTENTS
                                                             Page
Part I                                                        3
Item 1.  Description of Business                              3
Item 2.  Management's Discussion and Analysis or Plan of
         Operation                                            7
Item 3.  Description of Property                              8
Item 4.  Security Ownership of Management and Others and
         Certain Security Holders                             8
Item 5.  Directors, Executives, Officers and Significant
         Employees                                            9
Item 6.  Executive Compensation                              11
Item 7.  Certain Relationships and Related Transactions      11

Part II                                                      12
Item 1.  Legal Proceedings                                   12
Item 2.  Market for Common Equity and Related Stockholder
         Matters                                             12
Item 3.  Recent Sales of Unregistered Securities             13
Item 4.  Description of Securities                           13
Item 5.  Indemnification of Directors and Officers           14

Part F/S                                                     16
Item 1.  Financial Statements                                16
Item 2.  Changes in and Disagreements With Accountants on
         Accounting and Financial Disclosure                 16

Part III                                                     17
Item 1.  Index to Exhibits                                   17
Item 2.  Description of Exhibits                             20


                              Part I

Item 1.        Description of Business

A.   Business Development and Summary

     Pacific  Industrial  Corporation ("PIC" or  the  "Company"),  a
Nevada corporation incorporated on November 20, 1998, is a development stage company with a principal business objective to establish a regional, integrated solid waste services and landfill management company in Singapore and Indonesia. The Company recently completed the acquisition of all the assets and liabilities of a development stage solid waste and landfill management company, Pacific Challenge Pte., Ltd. ("Pacific Challenge"). The Company, however, has yet to establish landfill operations in Indonesia or Singapore and must be considered a start-up company with no current established source of revenues until operations commence.

     Over the next twelve (12) months, the Company intends to concentrate its efforts on: (i) establishing a base of solid waste disposal and landfill operations in Singapore and Indonesia; (ii) administering new, modern weight and control systems at proposed landfill and solid waste disposal sites; and (iii) building recycling centers. The Company has entered into a waste management agreement with Trudean Consultancy ("Trudean") to build, manage and operate a to-be-established landfill in the Tangerang area of Indonesia. Management of the Company believes that the Company's waste disposal and landfill management contract with Trudean will enable the Company to establish waste disposal and landfill operations with which to grow its operations. Future operations are dependent upon the Company's ability to secure sufficient sources of financing, however, no guarantees can be given that the Company will be able to obtain additional capital, or if available, whether it will be on terms and conditions satisfactory to management.

     On January 12, 1999, the Company completed an acquisition of approximately $547,339 worth of assets and $132,521 of liabilities from Pacific Challenge Pte., Ltd. - a development stage company in Singapore and Indonesia in a similar line of business as the Company
- in exchange for a structured capital investment in the principal sum of $450,000 USD. Subject to the Asset Purchase agreement, the Company agreed to provide the first installment of $150,000 USD by March 15, 2001. The remaining principal amount of $300,000 will be paid in annual payments due on or before March 15 of each of the following years beginning 2002. This amended a previous note of $450,000 which was due on or before March 15, 1999.

B.   Business of Issuer

(1)  Principal Products and Services and Principal Markets

      The  Company is a developmental stage company which  seeks  to establish a base of operations in the waste management industry. Upon commencing initial operations, the Company intends to offer collection, disposal and recycling services in Indonesia and Singapore. The Company seeks to provide solid waste collection services to commercial and industrial clients, as well as to residential premises. The Company also intends to establish solid waste sanitary landfill facilities. In addition, the Company expects to offer recycling services, which would involve the removal of reusable materials from the waste stream for processing and sale or other disposition for use in various applications. The prices to be received by the Company for recyclable materials may fluctuate substantially from quarter to quarter depending on worldwide demand for such materials, the quality of such materials, prices for new materials and other factors. There can be no assurance that the Company will establish a base of operations, or if successful in implementing its initial plan of operations, that the Company will be able to provide all, or any, of the services set forth.

(2)  Distribution Methods of the Products or Services

      The Company's objective is to build an integrated solid waste services company that will service Indonesia, Singapore and other Asian countries. The Company's strategy to achieve this objective is to (i) establish a base of operations with which to commence initial operations, (ii) generate internal growth and (iii) secure franchises and provincial contracts throughout Indonesia. The Company intends to implement its strategy as follows:

     Franchise Agreements and Additional Provincial Contracts

      The Company intends to devote resources, if available, to secure franchise agreements and provincial contracts through competitive bidding and through the acquisition of other companies. In bidding for franchises and provincial contracts and evaluating the acquisition of companies holding such franchises and contracts, the Company's management team intends to research the local service areas in existing and target markets. The Company seeks to focus on attracting, maintaining, renewing and renegotiating franchises and provincial contracts.

     Internal Growth

      To generate internal growth, the Company plans to focus on establishing waste management operations, soliciting commercial, industrial and residential customers in markets where such customers may elect whether or not to receive waste collection services, marketing upgraded or additional services (such as compaction or automated collection) to customers and secure franchise agreements and contracts.

(3)  Status of Any Announced New Product or Service

     The Company has limited operating history. The Company was organized on November 20, 1998. Activities to date have been limited primarily to organization, initial capitalization, finding and securing an appropriate, experienced management team and board of directors, the development of a business plan and commencing with initial operational plans in Asia.

     As of June 30, 1999, the Company has developed a business plan, recruited and retained a CEO, completed an acquisition of a development stage solid waste and landfill management company and established what steps need to be taken to achieve the results set forth in this Registration Statement. As a start-up and development stage company, the Company has no new products or services to announce.

(4)  Industry Background

     Indonesian Regional Economic Overview

      From the late 1980s the economies of Asian countries have led the world in economic growth. In particular, Indonesia has seen the development of export oriented industries that have produced double-digit growth rates. Despite recent economic problems and currency devaluations, Indonesia's export oriented economic growth rates are forecast to be robust well into the 21st century.

     Industry Overview

      The solid waste services industry has undergone significant consolidation and integration since 1990. The Company believes that this consolidation and integration have been caused primarily by:
(i) stringent environmental regulation and enforcement, resulting in increased capital requirements for collection companies and landfill operators; (ii) the evolution of an industry competitive model that emphasizes integrating collection and disposal capabilities; (iii) the ability of larger integrated operators to achieve certain economies of scale; and (iv) the existence of a regulatory framework that allows the acquisition of exclusive, long-term waste collection rights through franchise agreements and municipal contracts.

     Integrating Collection and Disposal Operations

      The evolution of the industry competitive model is forcing operators to become more efficient by establishing an integrated network of solid waste collection operations and transfer stations, through which they secure solid waste streams for disposal. Operators have adopted a variety of disposal strategies, including owning landfills, establishing strategic relationships to secure access to landfills and otherwise capturing significant waste stream volumes, to gain leverage in negotiating lower landfill fees and securing long-term, most-favored-pricing contracts with high capacity landfills.

     Economies of Scale

      Larger integrated operators achieve economies of scale through
vertical   integration  of  their  operations.    These   integrated
companies have increased their acquisition activity to expand the breadth of services and density in their market areas. Control of the waste stream in these market areas, combined with access to significant financial resources to make acquisitions, has allowed larger solid waste collection and disposal companies to be more cost-effective and competitive.

(5)  Raw Materials and Suppliers

     The Company is a waste and landfill management business, and thus does not use raw materials or have any significant suppliers.

(6)  Customers

     The Company seeks to provide waste management services to commercial and industrial establishments, as well as to residential customers. The Company plans to access these customers by securing franchise agreements and additional provincial contracts through competitive bidding and through the acquisition of other companies. As of June 30, 1999, no sales revenues have been generated by the Company. In addition, the Company does not expect to generate any sales revenues over the next approximately nine (9) months. The Company does not anticipate that its revenues will be dependent, however, on any one or even a few major customers once its revenues begin.

(7) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts

     The Company plans to rely primarily on trade secret, trademark and copyright laws, treaties and contractual agreements to protect its proprietary rights. The Company also plans to endeavor to keep the results of its contracts and franchise agreements proprietary, as well as to protect its service areas against misappropriation and infringement by third parties, but the Company may not in all instances be able to prevent others from misappropriating or infringing upon the Company's proprietary information, without compensation to the Company. The Company intends to maintain the integrity of its proposed tradename, trademarks, copyrights and other proprietary rights against infringement and unfair competition where circumstances warrant.

     Although the Company believes that its services will not infringe on any copyright or other proprietary rights of third parties, there are currently significant legal uncertainties relating to the application of contract law in foreign countries. The Company has no assurance that third parties will not obtain, or do not have, contracts covering territories the Company seeks to enter, in which event the Company or its customers might be required to obtain licenses to use such features. If a franchise holder refuses to grant a license on reasonable terms or at all, the Company may be required to alter certain services or stop performing them.

(8)  Regulation

     Currently, there are no Indonesian government regulations which may affect the Company's operations. However, the Company's operations may be subject to, and substantially affected by, regulations set forth by the Ministry of the Environment in Singapore which govern environmental protection, health and safety and other matters. Any company operating as a waste management company in Singapore must be licensed as a Public Waste Company
(PWC), a five (5) year, renewable license issued under the Environmental Public Health Act of 1990. PWC licenses shall only be issued to companies incorporated in Singapore under the Companies Act, and any applicant for a PWC license must confirm in writing that it will procure the incorporation of a Singapore company upon the successful tender of the license. Further, each company must have a minimum paid-up capital of $3,000,000 for each sector it is licensed for. All licensed PWCs must provide the Regulators with annual audited financial statements within three (3) months of the financial year end, along with a written confirmation from the licensee's auditors that the shareholders of the licensee have not changed and a certification of the amount of revenue from refuse fees by the auditors. Any applicant for a PWC license must also confirm in writing that it does not, for the five (5) years previous to filing the application, have any convictions for serious infringements of environmental law in Singapore or any other country, such as illegal dumping or improper handling and/or disposal of toxic waste, or that any director or key supervisory employee does not have any convictions for the same. Finally, the Regulators may suspend or cancel the license and/or impose a fine on a PWC in the event of a breach of the Service Standards or the Code of Practice for Licensed General Waste Collectors or any other conditions of the license.

(9)  Effect of Existing or Probable Government Regulations

     The Company believes that the regulations governing the waste management industry will not have a material effect on its operations. However, various foreign and domestic government agencies may propose new legislation which may adversely affect the Company's business, financial condition and results of operations.

(10) Research and Development Activities

     Management believes that the Company's future growth and success will not be largely dependent on its ability to develop or acquire services or products to meet the evolving needs of its prospective clients. The Company anticipates that the long-term success of its service offerings will not require intense development. However, the Company expects to continually evaluate its services to determine what additional products, services or enhancements may be required by the marketplace. The Company plans to develop and enhance its services internally to meet clients' needs, if necessary, but if the Company can purchase or license proven services or products at reasonable costs it will do so in order to avoid the time and expense involved in developing such products or services.

     The Company has yet to incur any research and development costs from November 20, 1998 (date of inception) through June 30, 1999.

(11) Impact of Environmental Laws

     The Company is subject to foreign environmental laws which would affect its operations. Currently, the Company is subject to regulations which may affect the operations of the Company in Singapore. Although the Company believes it is in compliance with all current legislation, the Company cannot predict the effects of future changes in legislation governing environmental matters. In addition, although the Indonesian government does not have any current regulations which apply specifically to the Company, there can be no assurance that future legislation will not be proposed which could have a material adverse effect on the business and operations of the Company.

(12) Employees

     The Company presently has three (3) full-time employees and four (4) part-time employees. The Company's employees are currently not represented by a collective bargaining agreement, and the Company believes that its relations with its employees are good.

Item 2.   Management's Discussion and Analysis or Plan of Operation

A.   Management's Plan of Operation

(1) In its initial, approximately six (6) month, operating period ended May 31, 1999, the Company incurred a net loss of $148,754.00 for selling, general and administrative expenses related to start-up operations. It has yet to receive any revenues from operations. On November 21, 1998, eight (8) founding shareholders purchased four million (4,000,000) shares of the Company's authorized treasury stock for cash. This original stock offering was made pursuant to
Section 4(2) of the Securities Act of 1933, as amended. In January of 1999, the Company completed an offering of nine hundred ninety-six thousand five hundred (996,500) shares of the Common Stock of the Company to approximately thirty-five (35) unaffiliated shareholders. Additionally, in April of 1999, the Company completed an offering of seven hundred fifty-one thousand six hundred sixty-seven (751,667) shares of Common Stock of the Company to approximately eight (8) unaffiliated shareholders. These offerings were made in reliance upon an exemption from the registration provisions of the Securities Act of 1993, as amended, pursuant to Regulation D, Rule 504 of the Act. As of the date of this filing, the Company has five million seven hundred forty-eight thousand one hundred sixty-seven (5,748,167) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately fifty-one (51) shareholders of record. The Company currently has no arrangements or commitments for accounts and accounts receivable financing. Future operations are dependent upon the Company's ability to secure sufficient sources of financing. There can be no assurance that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

     However, on January 12, 1999, the Company completed an acquisition of approximately $547,339 worth of assets and $132,521 of liabilities from Pacific Challenge Pte., Ltd. in exchange for a structured capital investment in the principal sum of $450,000 USD. Subject to the Asset Purchase agreement, the Company agreed to provide the first installment of $150,000 USD by March 15, 2001. The remaining principal amount of $300,000 will be paid in yearly payments due on or before March 15 of each of the following years beginning 2002. This amended a previous not of $450,000 which was due on or before March 15, 1999.

     This is a developmental stage company. The Company's initial revenues will be primarily dependent upon the Company's ability to establish a base of operations and to effectively and efficiently provide waste management services. The Company designates as its priorities for the first twelve (12) months of operations as developing and emphasizing its waste management services to establish its business in the solid waste services and landfill management market. The Company's primary interest is the implementation of waste management solutions for commercial, industrial and residential properties.

     Realization of sales of the Company's services during the fiscal year ending December 31, 2000, is vital to its plan of operations. There can be no assurance that the Company will be able to compete successfully or that the competitive pressures the Company may face will not have a material adverse effect on the Company's business, results of operations and financial condition. Additionally, a superior competitive service could force the Company out of business.

     As of June 30, 1999, the Company has yet to generate any revenues. In addition, the Company does not expect to generate any revenues over the next approximately nine (9) months.

(2) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

(3) Management believes that the Company's future growth and success will not be largely dependent on its ability to develop or acquire products, services and technology to meet the evolving needs of its prospective customers. The Company believes that the long-term success of its service offerings and processes will not require substantial research and development.

     The Company has yet to incur any research and development costs from November 20, 1998 (date of inception) through June 30, 1999.

(4) The Company currently does not expect to purchase or sell any of its facilities or equipment.

(5) Management does not anticipate any significant changes in the number of employees over the next approximately six (6) months.

B.   Segment Data

     As of June 30, 1999, no sales revenue has been generated by the
Company.   Accordingly,  no table showing  percentage  breakdown  of
revenue by business segment or product line is included.

Item 3.        Description of Property

A.   Description of Property

     The Company's corporate headquarters are located at 1800 East Sahara, Suite 107, Las Vegas, Nevada 89104. These facilities are provided at no charge by an officer and director of the Company. The Company does not have any additional facilities. Additionally, there are currently no proposed programs for the renovation, improvement or development of the properties currently being utilized by the Company.

B.   Investment Policies

     Management of the Company does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. The Company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4.        Security Ownership of Management and Certain Security
Holders

A.         Security  Ownership of Management and Certain  Beneficial
Owners

           The following table sets forth information as of the date of this Registration Statement certain information with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group and (iv) each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

SHAREHOLDERS
                                                      Amount
Title  Name and Address                               of shares Percent
Of     of Beneficial                                  held by   of
Class  Owner of Shares           Position             Owner     Class
------ ---------------------     --------------       --------- -------
Common Thomas D. Hobbs           President,CEO        2,140,000 37.23%

Common Campbell Mello Associates Beneficial Owner     1,200,000 20.88%

Common Alan Matthews             Treasurer,Director     300,000  5.22%

Common Mark Arminta              Secretary              100,000  1.74%

Common Bema Day                  Vice President,Sales    25,000  0.43%

Common Dr. David Tan             Director                25,000  0.43%

Common Wee Poh Choo Pearlyn      Operations Manager      10,000  0.17%

Common All Executive Officers                         2,600,000 45.23%
       and Directors as a Group
       (6 Persons)


B.          Persons Sharing Ownership of Control of Shares

     No person other than Thomas D. Hobbs and Campbell Mello Associates owns or shares the power to vote ten percent (10%) or more of the Company's securities.

C.        Non-voting Securities and Principal Holders Thereof

     The Company has not issued any non-voting securities.

D.   Options, Warrants and Rights

     There are no options, warrants or rights to purchase securities of the Company.

E.   Parents of the Issuer

     Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

Item   5.  Directors,  Executive  Officers  and  Significant Employees

A.   Directors, Executive Officers and Significant Employees

     The names, ages and positions of the Company's directors and executive officers are as follows:

[DESCRIPTION] OFFICER DIRECTOR LIST
Name                     Age          Position
------------------------ ---          -----------------------------------
  Thomas D. Hobbs        41           President, Chief  Executive Officer
                                      and Secretary

  Dr. David Tan          63           Director

  Mark Arminta           44           Regional Vice President

  Thomas Kay             44           Vice President, Operations

  Alan Matthews          50           Treasurer, Director

  Bema Day               44           Vice President, Sales

  Wee Poh Choo Pearlyn   37           Operations Manager

B.   Work Experience

     Thomas D. Hobbs, President, CEO - Mr. Hobbs was born and raised in San Bernadino, California. Mr. Hobbs graduated from San Bernadino High School in June 1978. After graduation Mr. Hobbs studied Chemistry at California State University, San Bernadino where he received a Bachelors of Science. He began his employment with Eastern Municipal Water District where he held positions of management until 1996. He then formed Southland Industries in 1996, which was later incorporated into Southland Bio-Tech Corporation, specializing in hyper bio decomposition, essentially decomposing organic waste at tremendous speed, utilizing revolutionary and proprietary inoculant. Mr. Hobbs has remained active in the Waste Management arena, working with various companies in this industry.

     Dr. David Tan, Ph.D., Director - Dr. Tan was born and raised in Singapore. He graduated in 1956 from Chinese High School in Singapore. After graduating from high school, Dr. Tan continued his education at Nanyang University in Singapore, where he graduated in 1960 with a BA in History and Geography. Dr. Tan advanced his education by accepting a government sponsored scholarship at the University of Indonesia. There, Dr. Tan earned a Master's degree in Indonesian language and literature. Soon after graduation, Dr. Tan began his teaching career. For twelve years Dr. Tan taught at different institutions, including Ngee Ann College, University of
Singapore and Nanyang University. In 1978, Dr. Tan left his teaching career and began doing business in Singapore. Since starting Utraco Pte., Ltd. in 1978 Dr. Tan has worked in Singapore, Malaysia and Indonesia. Dr. Tan has operated or assisted several companies in Asia, including Greenwood Development Pte., Ltd., Utraco Pte., Ltd., Denver Industries Pte., Ltd., Pacific Era Sdn Bdh and P. T. Bangun Adyabahan.

      Mark Arminta, Regional Vice President - Mr. Arminta has managerial experience in production systems, precision machinery, electronic components and marketing. Mr. Arminta has expertise in strategic marketing, forecasting, research, product development, advertising campaigns and supplier relations. Mr. Arminta recently served as Sales and Marketing Director with a production systems manufacturer of automated production assembly machinery. While there, he was responsible for bringing in large orders amounting to over $83 million in revenue. Mr. Arminta was previously the Sales and Marketing Director and National Sales Manager, increasing sales between 1995 and 1997. From 1991 to 1994, Mr. Arminta formed an independent manufacturers sales representative business. Mr. Arminta received his MBA from National University and his BA in Liberal Arts from California State University, Fullerton.

      Thomas Kay, Vice President, Operations - Mr. Kay has been in the waste management industry in Singapore for over 20 years, and brings experience in both the regulatory and operational aspects of the industry in Singapore and Malaysia. During that period, Mr. Kay worked for waste management organizations in Singapore, concentrating on operational logistics and recycling. In 1989, Mr. Kay started his own business, Eng Keong Waste Disposal Service ("Eng Keong").

      Alan Matthews, Treasurer, Director - Mr. Matthews was born and raised in England. Mr. Matthews received his primary education in
Morden County, Surrey, England, and later received a MBA at Melbourne University in Australia in 1971. From 1972 to 1995, Mr. Matthews held directors jobs for different companies, including Mercury House Publications, London, England; ORBA Communications, Sydney, Australia; SSCB Lintas, Sydney, Australia; Monahan, Dayman and Adams, Singapore and Perth, Australia; and Cleminger W.A. Pt., Ltd., Perth, Australia. During his tenure at these companies, Mr. Matthews worked on sales and advertisements. In 1995, Mr. Matthews founded Challenge Marketing Group, with its base of operation in Singapore. Recently, Mr. Matthews has been doing marketing work for Eng Keong Waste Disposal Service, where he has negotiated several contracts .

      Bema Day, Vice President - Ms. Day was born and raised in Bastrop, Louisiana. She graduated from Bastrop High School in 1972. Ms. Day continued her education and received a Bachelor's degree in Business Administration from Northeast Louisiana University. Ms. Day then spent fifteen years working with the San Bernadino, California and Riverside, California Unified School Districts in various jobs of management, teaching and law enforcement. During that time, Ms. Day received numerous additional certificates for completing advanced management and computer courses. In 1993 Ms. Day joined Harte-Hanks Corp., where she worked in management and improved her skills in sales. Ms. Day is also proficient in the latest Internet advancements, e-commerce and computer networking. She will be in charge of setting up the Company's international computer operations.

     Wee Poh Choo Pearlyn, Operations Manager - In 1980, Wee Pearlyn attained London Chamber of Commerce and Industry certificates in accounting, typing and English. The Vocational and Industrial Training Board granted Ms. Pearlyn a Private Secretary's Certificate in 1981. She was later awarded a Diploma in Personnel Management in 1987 from the National Productivity Board, and in June 1996, she received a Graduate Diploma in Multinational Management from the Management Development Institute of Singapore/University of Bradford. From 1995 through 1997, Wee Pearlyn performed as the Office Manager of MPI International P/L's Johor office, where she monitored sales revenue and cost control, planned marketing strategies and managed accounting duties. In 1998, Wee Pearlyn served as Business Development Executive with Green Singapore Pte., Ltd., where her duties included personnel administration and client coordination.

C.   Family Relationships

     None - Not applicable.

D. Involvement on Certain Material Legal Proceedings During the Last Five Years

(1) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2) No director, officer or significant employee has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(3) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.        Executive Compensation

Remuneration of Directors and Executive Officers

      The Company does not currently have employment agreements with its executive officers but expects to sign employment agreements with each in the next approximately six (6) months. All executive officers of the Company prior to June 30, 1999, did not draw a formal salary from the Company. Over the next twelve (12) months, however, each executive officer is expected to draw the following annual compensation. The Company does not currently have an employee stock option plan.

[DESCRIPTION]COMPENSATION OF DIRECTORS
                 COMPENSATION OF DIRECTORS
(1)  Name of Individual     Capacities in Which        Annual
     or Identity of Group   Remuneration was Recorded  Compensation

     Thomas D. Hobbs        President, CEO, Secretary  $  90,000

     Dr. David Tan          Director

     Mark Arminta           Regional Vice President    $  90,000

     Thomas Kay             Vice President, Operations $  87,272

     Alan Matthews          Treasurer                  $  90,000

     Bema Day               Vice President             $  45,000

     Wee Poh Choo Pearlyn   Operations Manager         $  27,000

(2)  Compensation of Directors

     There were no arrangements pursuant to which any director of the Company was compensated for the period from November 20, 1998 to June 30, 1999, for any service provided as a director.

Item 7.        Certain Relationships and Related Transactions

     On January 12, 1999, the Company completed an acquisition of approximately $547,339 worth of assets and $132,521 of liabilities from Pacific Challenge Pte., Ltd. - a development stage company in Singapore and Indonesia in a similar line of business as the Company
- in exchange for a structured capital investment in the principal sum of $450,000 USD. Subject to the Asset Purchase agreement, the Company agreed to provide the first installment of $150,000 USD by March 15, 2001. The remaining principal amount of $300,000 will be paid in yearly payments due on or before March 15 of each of the following years beginning 2002. This amended a previous not of $450,000 which was due won or before March 15, 1999.

      Mr. Thomas Kay, Vice President of Operations of the Company, founded Eng Keong Waste Disposal Service, which was purchased by Pacific Challenge Pte., Ltd., whose assets and liabilities were purchased by Pacific Industrial Corporation. Mr. Alan Matthews,
Treasurer and Director of the Company, founded Pacific Challenge Pte., Ltd., whose assets and liabilities were purchased by Pacific Industrial Corporation. Mr. Matthews is also a director of Trudean, which has contracts with the Indonesian Government to manage to-be-established waste disposal sites in that country.

      On January 1, 1999, Trudean entered into an agreement with the Government of Tangerang of the Republic of Indonesia to address waste management programs in the Tangerang area. The Government of Tangerang issued an Memorandum of Understanding to Trudean, with the objective of attracting international investment to develop waste management operations in Indonesia. Trudean subsequently entered into a waste management agreement with Pacific Industrial Corporation to build, manage and operate a to-be-established landfill in the Tangerang area of Indonesia. There can be no assurance that the Company will be able to establish a base of operations in the Tangerang area, or if successful, that the Company will be able to generate sufficient revenue to continue operations. In addition, there can be no assurance that the political climate in Indonesia will remain favorable for the Company. If the Indonesian government amends regulations governing the waste management industry, the Company may be materially adversely affected.

  Because of the development stage nature of the Company and its relatively recent inception, November 20, 1998, the Company has no other relationships or transactions.

                              Part II

Item 1.        Legal Proceedings

     The Company is not currently involved in any legal proceedings nor does it have knowledge of any threatened litigation.

Item  2.         Market  for  Common Equity and Related  Stockholder
Matters

A.   Market Information

(1) The common stock of the Company is currently not traded on the OTC Bulletin Board or any other formal or national securities exchange. Being a start-up company, there is no fiscal history to disclose.

(2)(i)There  is currently no Common Stock which is  subject  to
outstanding   options  or  warrants  to  purchase,   or   securities
convertible into, the Company's common stock.

(ii) There is currently no common stock of the Company which could be sold under Rule 144 under the Securities Act of 1933 as amended or that the registrant has agreed to register for sale by security holders.

(iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.   Holders

     As   of  June  30,  1999,  the  Company  had  approximately  51 stockholders of record.

C.   Dividend Policy

     The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The board of directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

D.   Reports to Shareholders

      The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.   Transfer Agent and Registrar

     The Transfer Agent for the shares of common voting stock of the Company is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120, (702)-361-3033.

Item 3.        Recent Sale of Unregistered Securities

     In January of 1999, the Company completed a public offering of shares of Common Stock of the Company pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, whereby it sold nine hundred ninety-six thousand five hundred (996,500) shares of the Common Stock of the Company to thirty-five (35) shareholders of record. Additionally, in April of 1999, the Company completed a public offering of shares of Common Stock of the Company pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, whereby it sold seven hundred fifty-one thousand six hundred sixty-seven (751,667) shares of Common Stock of the Company to eight (8) shareholders of record. As of June 30, 1999, the Company has 5,748,167 shares of Common Stock issued and outstanding held by 51 shareholders of record.

Item 4.        Description of Securities

A.   Common Stock

(1)  Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors of the Company may from time to time determine.

ii. Voting Rights - each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - no shares of common stock are currently subject to outstanding options, warrants or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii. Sinking Fund Provisions - no sinking fund provisions exist.

viii. Further Liability For Calls - no shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this Registration Statement.

(2)  Potential Liabilities of Common Stockholders to State and Local
Authorities

     No material potential liabilities are anticipated to be imposed on stockholders under state statues. Certain Nevada regulations, however, require regulation of beneficial owners of more than five percent (5%) of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

B.   Debt Securities

     The Company is not registering any debt securities, nor are any outstanding.

C.   Other Securities To Be Registered

     The Company is not registering any security other than its common stock.

Item 5.        Indemnification of Directors and Officers

     The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows: Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

     The Bylaws of the Company further states that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

     The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

      The Articles of Incorporation of the Company further states that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Part F/S

Item 1. Financial Statements

The following documents are filed as part of this report:

a) Pacific Industrial Corporation
                                                                 Page
     Report of James E. Slayton, CPA                             F-1

     Balance Sheet as of May 31, 1999                            F-2

     Statement of Operations for the period from
     November 20, 1998 through May 31, 1999                      F-4

     Statement of Stockholder's Equity for the period from
     November 20, 1998 through May 31, 1999                      F-5

     Statement of Cash Flows for the period from
     November 20, 1998 through May 31, 1999                      F-6

     Notes to Financial Statements                               F-7

b) Interim Financial Statements are not provided at this time as they are not applicable at this time

c) Financial Statements of Businesses Acquired or to be Acquired are not provided at this time as they are not applicable at this time

d) Pro-forma Financial Information is not provided at this time as it is not applicable at this time

Item 2. Changes  In and Disagreements With  Accountants  on
        Accounting and Financial Disclosure

     None -- Not Applicable.

*********************BEGIN SECTION F/S******************************


                  Pacific Industrial Corporation
                   (A DEVELOPMENT STAGE COMPANY)

                       FINANCIAL STATEMENTS
                         December 31, 1998
                                and
                           May 31, 1999

                          TABLE OF CONTENTS



                                                            PAGE
INDEPENDENT AUDITORS' REPORT......................            1

BALANCE SHEET...............................                  2

STATEMENT OF OPERATIONS........................               3

STATEMENT OF STOCKHOLDERS' EQUITY.................            4

STATEMENT OF CASH FLOWS...........................            5

NOTES TO FINANCIAL STATEMENTS....................             6

James E. Slayton, CPA

3867 WEST MARKET STREET
SUITE 208
AKRON, OHIO 44333


                    INDEPENDENT AUDITORS' REPORT

Board of Directors                                     July 23, 1999
Pacific Industrial Corporation (the Company)
Las Vegas, Nevada 89102

     I have audited the Balance Sheet of Pacific Industrial Corporation (A Development Stage Company), as of December 31, 1998 and May 31, 1999, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period November 20, 1998 (Date of Inception) to December 31, 1998 and the period ended May 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Industrial Corporation, (A Development Stage Company), as of December 31, 1998 and May 31, 1999, and the results of its operations and cash flows for the period November 20, 1998 (Date of Inception) to December 31, 1998 and the period ended May 31, 1999, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.






James E. Slayton, CPA
Ohio License ID# 04-1-15582

                      Pacific Industrial Corporation
                       (A Development Stage Company)

                               BALANCE SHEET
                                   AS AT
                    December 31, 1998 and May 31, 1999

                                                       May 31    December
                                                        1999      31 1998
                                                     ----------  ---------
=================================================
ASSETS

CURRENT ASSETS
Cash                                                   1,969.00   4,000.00
Due From Shareholders                                 20,200.00       0.00
                                                     ----------  ---------
Total Current Assets                                  22,169.00   4,000.00
                                                     ----------  ---------
PROPERTY AND EQUIPMENT
Plant and Equipment (net of depreciation)            634,537.05       0.00
                                                     ----------  ---------
Total Property and Equipment                         634,537.05       0.00
                                                     ----------  ---------
OTHER ASSETS
Organization Costs (net of amortization)                 160.00     179.00
                                                     ----------  ---------
Total Other Assets                                       160.00     179.00
                                                     ----------  ---------
TOTAL ASSETS                                         656,866.05   4,179.00
                                                     ==========  =========
=================================================
LIABILITIES & EQUITY

CURRENT LIABILITIES
Current Portion - Long Term Debt                      51,322.00       0.00
                                                     ----------  ---------
Total Current Liabilities                             51,322.00       0.00
LONG TERM LIABILITIES
Notes Payable - Equipment                             81,199.00       0.00
Notes Payable - Purchase Agreement                   450,000.00       0.00
                                                     ----------  ---------
Total Long Term Liabilities                          531,199.00       0.00
                                                     ----------  ---------
Total Liabilities                                    582,521.00       0.00
EQUITY
Common Stock                                           5,748.17   4,000.00
Additional Paid in Capital                           120,011.88     185.00
Contributed Capital                                   97,339.00       0.00
Retained Earnings  (Deficit accumulated during      (148,754.00)     (6.00)
development stage)
                                                     ----------  ---------
Total Stockholders' Equity                            74,345.05   4,179.00
                                                     ----------  ---------
TOTAL LIABILITIES & OWNER'S EQUITY                   656,865.00   4,179.00
==================================================   ==========  =========


              See accompanying notes to financial statements
                                    -2-

                      Pacific Industrial Corporation
                       (A Development Stage Company)

                          STATEMENT OF OPERATIONS
                                FOR PERIOD
 November 20, 1998 (Date of Inception) to December 31, 1998 and the Period
                            ended May 31, 1999


                                        November 20,
                                        1998
                                        (Date of
                                        Inception)
                                        to May 31,   May 31     December
                                        1999         1999       31 1998
====================================    ===========  ========== ==========
REVENUE
Services                                       0.00        0.00       0.00
COSTS AND EXPENSES
Selling, General and Administrative      103,405.00  103,405.00       0.00
Amortization of Organization Costs            25.00       19.00       6.00
Depreciation of Plant and Equipment       45,324.00   45,324.00       0.00
                                        -----------  ----------  ---------
Total Costs and Expenses                 148,754.00  148,748.00       6.00
                                        -----------   ---------  ---------
                                        (148,754.00)(148,748.00)     (6.00)
Net Ordinary Income or (Loss)           ===========  ==========  =========
Weighted average number of common
shares outstanding                        4,914,889   4,914,889  4,000,000
Net Loss Per Share                            -0.03       -0.03       0.00
=====================================   ===========   =========  =========

              See accompanying notes to financial statements

                      Pacific Industrial Corporation
                       (A Development Stage Company)

               STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                FOR PERIOD
 November 20, 1998 (Date of Inception) to December 31, 1998 and the Period
                            ended May 31, 1999

                                                       Deficit
                                                       Accumulated
                                            Additional During      Total
              Common Stock        Donated   paid-in    Development Stockholder's
            Shares     Amount     Capital   Capital    Stage       Equity
=========== ---------- ---------- --------- ---------- ----------- -------------
Nov 20,
1998
Issued
for cash    4,000,000   4,000.00               185.00                  4,185.00
            ---------- ---------- --------- ---------- ----------- -------------
Net loss
November 20,
1998 (Inception)
to December 31,                                             (6.00)        (6.00)
1998
            ---------- ---------- --------- ---------- ----------- -------------


Balances
as at
Dec 31,     4,000,000   4,000.00      0.00     185.00       (6.00)     4,179.00
1998
            ---------- ---------- --------- ---------- ----------- -------------
January 12,
1999
Contributed in
exchange
for asset
purchase
Agreement                                    97,339.00                97,339.00
            ---------- ---------- --------- ---------- ----------- -------------
January 29,
1999
Issued
for cash       996,500     996.50            48,828.50                49,825.00
            ---------- ---------- --------- ---------- ----------- -------------
April 6, 1999
Issued for cash
and
services       751,667     751.67            70,998.38                71,750.00
            ---------- ---------- --------- ---------- ----------- -------------
Net loss
January 1, 1999
to May 31, 1999                                       (148,748.00)  (148,748.00)
           ---------- ---------- --------- ---------- ----------- --------------
Balances
as at
May
31, 1999    5,748,167   5,748.17 97,339.00 120,011.88 (148,754.00)    74,345.05
========== ---------- ---------- --------- ---------- ----------- -------------

              See accompanying notes to financial statements
                                    -4-

                      Pacific Industrial Corporation
                       (A Development Stage Company)

                          STATEMENT OF CASH FLOWS
                                FOR PERIOD
 November 20, 1998 (Date of Inception) to December 31, 1998 and the Period
                            ended May 31, 1999

                                                        May 31     December
                                                        1999       31 1998
===========================================             =========  =========
CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from customers                                 0.00       0.00
                                                        ---------  ---------
Net Cash provided by Operating                               0.00       0.00
Activities

Cash paid to suppliers and employees                    72,156.00       0.00

Cash disbursed for Operating                            72,156.00       0.00
Activities
                                                        ---------  ---------
Net Cash flow provided by Operating                    (72,156.00)      0.00
Activities

CASH FLOWS FROM INVESTING ACTIVITIES
Loans to shareholders                                   20,200.00       0.00
                                                        ---------  ---------
Net Cash used by investing                             (20,200.00)      0.00
activities

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Capital Stock                               90,325.00   4,185.00
Cash paid for Organizational costs                           0.00   (185.00)
                                                        ---------  ---------
Net cash provided by financing                          90,325.00   4,000.00
activities

Net increase (decrease) in cash                         (2,031.00)  4,000.00

Balance as at end of period                              1,969.00   4,000.00


              See accompanying notes to financial statements

                      Pacific Industrial Corporation
                       (A Development Stage Company)

                       NOTES TO FINANCIAL STATEMENTS
                               July 23, 1999

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized November 20, 1998 (Date of Inception) under the laws of the State of Nevada, as Pacific Industrial Corporation. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company.

     On November 21, 1998, the Company issued 4,000,000 Shares of its $0.001 par value common stock for cash of $4,185.00. On January 29, 1999, the Company completed a public offering that was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. The Company sold 996,500 shares of its $0.001 par value common stock at a price of $0.05 per share for a total amount raised of $49,825.00.

     On January 12, 1999, the Company effectuated the asset purchase of Pacific Challenge Pte. Ltd., a Singaporean corporation. The Company completed the acquisition of approximately $547,339.00 worth of assets from Pacific Challenge Pte. Ltd., a Singaporean company in a similar line of business as the Company.

     Pacific Challenge Pte. Ltd. had acquired two long-term contracts with estimated values of $11,041,273.00. The Company believes that Pacific Challenge Pte. Ltd.'s management has accurately determined the value of this contract. Management has chosen to remove the contract valuation from the financial statements due to information obtained after January 12, 1999 concerning the uncertainty as to when the contract will commence. The valuation of the assets purchased is $547,339.00 ($11,588,612.00 - $11,041,273.00, the value of the contract) as at May 31, 1999 less depreciation. (See Note 2 paragraph 5).

     On April 6, 1999, the Company issued 751,667 shares of its $0.001 par value common stock for cash of $40,500.05 and in exchange for services rendered in the amount of $31,250.00. On April 6, 1999, the Company completed a public offering that was exempt from federal regulation pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. The Company sold 26,667 shares of its $0.001 par value common stock at a price of $0.15 per share, 480,000 shares of its $0.001 par value common stock at a price of $0.05 per share, 20,000 shares of its $0.001 par value common stock at a price of $0.125 per share, 100,000 shares of its $0.001 par value common stock at a price of $0.10 per share, and 125,000 shares of its $0.001 par value common stock at a price of $0.25 per share.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

Accounting policies and procedures have not been determined except as follows:

     1.   The Company uses the accrual method of accounting.

     2. The cost of organization, $185.00, is being amortized over a period of 60 months (October 1998 through September 2003).

     3. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

                      Pacific Industrial Corporation
                       (A Development Stage Company)

                       NOTES TO FINANCIAL STATEMENTS
                               July 23, 1999

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES (CONTINUED)

     4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

     5. The cost of equipment is depreciated over the estimated useful life, 5 years, of the equipment utilizing the straight line method of depreciation. Depreciation for the period ending May 31, 1999 is $45,324.00.

     6. The Company experienced losses for its first operating period November 20, 1998 (Date of Inception) to May 31, 1999. The Company will review its need for a provision for federal income tax after each operating quarter and each period for which a statement of operations is issued.

     7.   The Company has adopted December 31 as its fiscal year end.

     8. All assets, liabilities, revenues and expenses derived from the Company's Singapore operations were restated in U.S. Dollars for the financial statements.

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations. Without the realization of additional capital, it would be unlikely for the Company to continue as a going concern. The Company has acquired contracts, which will provide a continuing source of revenue when they commence as part of the asset purchase agreement of January 12, 1999.

NOTE 4 - RELATED PARTY TRANSACTION

     The Company does not lease or rent any property. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.

                      Pacific Industrial Corporation
                       (A Development Stage Company)

                       NOTES TO FINANCIAL STATEMENTS
                               July 23, 1999

NOTE 6 - LONG TERM LIABILITIES

     The Company has long term hire purchase agreements.

                      Total
                      Debt
                      As at       Monthly
                      12/31/97    Payment    12/31/1998  12/31/1999  12/31/2000

Hire Purchase         $120,543.00 $3,545.00  $38,995.00  $42,540.00  $42,540.00
agreement 5241
Hire Purchase         $100,324.00 $3,583.00  $39,413.00  $42,996.00  $42,996.00
agreement 16621 B
                      $220,867.00 $7,128.00  $78,408.00  $85,536.00  $85,536.00

     Pacific Industrial Corporation as part of the asset purchase agreement has issued a long-term note to Pacific Challenge Pte. Ltd. with the first payment of $150,000.00 due on or before March 15, 2001. The remaining principal amount of $300,000.00 will be paid in yearly payments due on or before March 15 of each of the following years beginning in 2002. This amended a previous note of $450,000 which was due on or before March 15, 1999.

                         12/31/2001   12/31/2002   12/31/2003  12/31/2004

Note Payable - Pacific   $150,000.00 $100,000.00  $100,000.00  $100,000.00
               Challenge

**********************END SECTION F/S*******************************

Part III

Item 1.        Index to Exhibits (Pursuant to Item 601 of Regulation SB)

         INDEX TO EXHIBITS
Exhibit
Number   Name and/or Identification of Exhibit

1.       Underwriting Agreement

         Not applicable

2. Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

          (a)Asset Purchase Agreement with Pacific Challenge Pte., Ltd.
          (b)List of Assets
          (c)Note

3.       Articles of Incorporation & By-Laws

          (a)Articles of Incorporation of the Company filed November 20, 1998

          (b)By-Laws of the Company adopted November 20, 1998

4.       Instruments Defining the Rights of Security Holders

         No instruments other than those included in Exhibit 3

5.       Opinion on Legality

         Not applicable

6.       No Exhibit Required

         Not applicable

7.       Opinion on Liquidation Preference

         Not applicable

8.       Opinion on Tax Matters

         Not applicable

9.       Voting Trust Agreement and Amendments

         Not applicable

10.      Material Contracts

          (a)Memorandum of Understanding Between Trudean Consultancy Group and The Government of Tangerang of the Republic of Indonesia.
          (b)Waste Management Agreement Between Trudean Consultancy and
             Pacific Industrial Corporation.

11.      Statement Re Computation of Per Share Earnings

         Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements

12.      No Exhibit Required

         Not applicable

13.      Annual or Quarterly Reports - Form 10-Q

         Not applicable

14.      Material Foreign Patents

         None.  Not applicable

15.      Letter on Unaudited Interim Financial Information

         Not applicable

16.      Letter on Change in Certifying Accountant

         Not applicable

17.      Letter on Director Resignation

         Not applicable

18.      Letter on Change in Accounting Principles

         Not applicable

19.      Reports Furnished to Security Holders

         Not applicable

20.      Other Documents or Statements to Security Holders

         None - Not applicable

21.      Subsidiaries of Small Business Issuer

         None - Not applicable

22.      Published Report Regarding Matters Submitted to Vote of
         Security Holders

         Not applicable

23.      Consent of Experts and Counsel

         Consents of independent public accountants

24.      Power of Attorney

         Not applicable

25.      Statement of Eligibility of Trustee

         Not applicable

26.      Invitations for Competitive Bids

         Not applicable

27.      Financial Data Schedule

         Financial Data Schedule of The Pacific Industrial Corporation ending
         May 31, 1999

28.      Information from Reports Furnished to State Insurance
         Regulatory Authorities

         Not applicable

29.      Additional Exhibits

         Not applicable


Item 2. Description of Exhibits

         DESCRIPTION OF EXHIBITS
Exhibit
Number   Name and/or Identification of Exhibit

1.       Underwriting Agreement

         Not applicable

2. Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

2. Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

          (a)Asset Purchase Agreement with Pacific Challenge Pte., Ltd.
          (b)List of Assets
          (c)Note

3.       Articles of Incorporation & By-Laws

          (a)Articles of Incorporation of the Company filed November 20, 1998

          (b)By-Laws of the Company adopted November 20, 1998

4.       Instruments Defining the Rights of Security Holders

         No instruments other than those included in Exhibit 3

5.       Opinion on Legality

         Not applicable

6.       No Exhibit Required

         Not applicable

7.       Opinion on Liquidation Preference

         Not applicable

8.       Opinion on Tax Matters

         Not applicable

9.       Voting Trust Agreement and Amendments

         Not applicable

10.      Material Contracts

          (a)Memorandum of Understanding Between Trudean Consultancy Group and The Government of Tangerang of the Republic of Indonesia.
          (b)Waste Management Agreement Between Trudean Consultancy and
             Pacific Industrial Corporation.

11.      Statement Re Computation of Per Share Earnings

         Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements

12.      No Exhibit Required

         Not applicable

13.      Annual or Quarterly Reports - Form 10-Q

         Not applicable

14.      Material Foreign Patents

         None.  Not applicable

15.      Letter on Unaudited Interim Financial Information

         Not applicable

16.      Letter on Change in Certifying Accountant

         Not applicable

17.      Letter on Director Resignation

         Not applicable

18.      Letter on Change in Accounting Principles

         Not applicable

19.      Reports Furnished to Security Holders

         Not applicable

20.      Other Documents or Statements to Security Holders

         None - Not applicable

21.      Subsidiaries of Small Business Issuer

         None - Not applicable

22.      Published Report Regarding Matters Submitted to Vote of
         Security Holders

         Not applicable

23.      Consent of Experts and Counsel

         Consents of independent public accountants

24.      Power of Attorney

         Not applicable

25.      Statement of Eligibility of Trustee

         Not applicable

26.      Invitations for Competitive Bids

         Not applicable

27.      Financial Data Schedule

         Financial Data Schedule of The Pacific Industrial Corporation ending
         May 31, 1999

28.      Information from Reports Furnished to State Insurance
         Regulatory Authorities

         Not applicable

29.      Additional Exhibits

         Not applicable

SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Industrial Corporation
(Registrant)


Date:     July 23, 1999


By:  /s/ Thomas D. Hobbs

     Thomas  D.  Hobbs,  President,  Chief  Executive  Officer   and
     Secretary

By:  /s/ Alan Matthews

     Alan Matthews, Treasurer